Exhibit 1.1

For Immediate Release 444	For More Information 444
Dec. 6, 2005	Sarah Yeaney

Articulate Communications Inc.
212.255.0080, ext. 35
syeaney@articulatepr.com

Ross Systems Helps Consumer Products Companies

Deliver the ‘Perfect Order’ During Holiday Shopping Season

Right Products to the Store Shelves When Customers Want Them;
Enables Mid-Market Manufacturers to Compete More Effectively for
Contracts with Major Retailers

ATLANTA – Dec. 6, 2005 – Ross Systems, Inc. (“Ross”) a global provider of enterprise software solutions and a division of CDC Software, the enterprise software company of CDC Corporation (NASDAQ: CHINA), enables consumer products companies to more accurately forecast, manufacture orders and deliver goods on time to keep store shelves stocked this busy holiday season. Enabling so-called “perfect order fulfillment,” Ross’ suite of business applications that manage financials, manufacturing operations, inventory control, and interactions with customers and suppliers provides the end-to-end visibility that mid-market manufactures need to stay competitive.

According to the November 2004 AMR Research Report, “The AMR Research Supply Chain Top 25 and the New Trillion-Dollar Opportunity,” perfect-order fulfillment is the ability to produce orders that are “complete, accurate and on time,” and it’s one of the “most critical metrics a company can use to get a quick, balanced snapshot of its supply chain performance.”
According to the report:

•	An improvement of 10 percentage points in a perfect-order rating correlates with 50 cents better earnings per share;

•	A gain of 5 percentage points in the perfect-order rating correlates with 2.5 percent better return on assets;

•	An increase of 3 percentage points in perfect-order performance correlates with 1 percent additional profit margins.

By leveraging Ross’ suite of business applications, consumer product companies in the food, chemicals and pharmaceuticals industries are achieving perfect order performance. For example, Ross customer Litehouse Foods®, a leading manufacturer of refrigerated dressings, dips and sauces, has significantly reduced the need for safety stock, increased product fill rates by ten percent and reduced finished goods inventory by six percent. The company has also transitioned from monthly, category-level forecasting to weekly, product-level forecasting.

“By striving for perfect order performance, we can now plan, modify and manage at the customer level like never before possible,” said Deena Presnell, COO of Litehouse Foods. “Real-time data is turned into useful information that allows us to proactively plan for trade promotions, improve overall collaboration with our trading partners and, through this, increase customer satisfaction with our most important customer, our retailer partners.”

With Ross iRenaissance, manufacturers of consumer products can successfully manage the complexities associated with sales forecasting, inventory planning and production scheduling to achieve perfect order performance. Based on historical demand and short-term expectations, the system provides a tailored forecast, learning from the most recent period, measuring error and highlighting expectations.

“Driving competitive advantage and cost savings, consumer products manufacturers rely on Ross iRenaissance to manage all aspects of the supply chain and perfect order performance,” said Scot McLeod, vice president of marketing for Ross Systems. “Providing these companies with the tools they need to effectively forecast, manufacture and deliver on time, Ross helps process manufacturers improve customer service and compete for the most lucrative contracts with major retailers.”

In a series of Webcasts, Ross will demonstrate techniques and solutions for ensuring customer satisfaction through perfect order fulfillment. Focused on the three pillars of order fulfillment, the sessions cover improved forecasting and planning; how to efficiently adjust production schedules to address last-minute orders; and analyzing operations to identify and correct the causes of imperfect orders. For more information on these Webcasts and perfect order performance, please visit: www.rossinc.com/perfectorder.

About Litehouse Foods
Litehouse Foods is a family-owned business headquartered in Sandpoint, Idaho that has been producing premium, high quality fresh refrigerated salad dressings, sauces, vegetable dips, caramel dips, bleu cheese crumbles, marinades and herbs for over 40 years.
For more information, please contact Mona Teffeteller at 208.263.7569 or email mteffeteller@litehouseinc.com.

About Ross Systems
Ross Systems, Inc., a software unit of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

About CDC Software
CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 3,500 customers worldwide.

For more information about CDC Corporation and CDC Software, please visit the website www.cdccorporation.net.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Ross to address the needs of its manufacturing customers, the projected ability to improve forecasts, deliver manufactured goods on time and keep product on store shelves with iRenaissance software, and the ability to achieve perfect order performance. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the manufacturing industry; the continued ability of Ross’ solutions to address industry-specific requirements of process manufacturers; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow companies to compete more effectively using a competitor’s software and services; changes in the type of information required to compete in the respective businesses and the positioning of Ross’ solutions in the process manufacturing industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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